Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS

Nine months ended September 30, 2021 and 2020

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

MANAGEMENT DISCUSSION AND ANALYSIS

PERIOD ENDED SEPTEMBER 30, 2021

INTRODUCTION

The Management Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena” or the “Company”) on November 10, 2021. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements and the related notes thereto for the three and nine months ended September 30, 2021 and 2020. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the nine months ended September 30, 2021 and the subsequent period up to November 10, 2021, the date of issuance of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s SEDAR profile at www.sedar.com, the Company’s EDGAR profile at www.sec.gov or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 3 carefully.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

FORWARD LOOKING STATEMENTS

We seek safe harbor. This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR and EDGAR.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”).

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, on the New York Stock Exchange (“NYSE”) under the symbol SKE and on the Frankfurt Stock Exchange under RXF.

EXPLORATION PROPERTIES

Eskay Creek Revitalization Project, British Columbia, Canada

Geological background:

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by a mudstone – the Contact Mudstone – which hosts the majority of historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 m stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites. Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore (“DSO”).

Mining history:

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1994 to 2008. From 1994–1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as having been the highest-grade operation in the world at 45 g/t gold average grade non inclusive of silver credits.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

The Eskay Creek mine production is summarized in Table 1.

Table 1: Production History

Year	Gold Produced (oz)	Gold Produced (kg)	Silver Produced (kg)	Silver Produced (oz)	Ore Tonnes Milled	Ore Tonnes Shipped Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,019	1,051,872	1,205,604

Skeena Exploration history:

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions 21A, 21C and 22 Zones of mineralization. These near-surface targets are located proximal to the historical mine footprint and held high potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested and delineate additional resources. The results of this drill programme were incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred mineralization hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek Revitalization project. Refer to the Company’s news release dated November 7, 2019, for further details including a full summary of the models and assumptions used in PEA.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

2020-2021 Phase I and Phase II Drill Programs

The Phase I and Phase II drilling programs at Eskay Creek were designed to add confidence to areas of open pit constrained Inferred resources through infill drilling. During the option period with Barrick, Skeena was restricted from drilling within 25 metres of existing mine development (the Development Buffer) – areas that were expected to be above average grade. Following completion of the process to acquire a 100% interest in the Eskay Creek project from Barrick, Skeena initiated the Phase II infill drilling program within the 25 metre Development Buffer. The two drilling phases were completed in January 2021, and the new data was incorporated into the Eskay Creek resource update in Q1 2021, and pre-feasibility study (“PFS”) on July 22, 2021.

Acquisition from Barrick

On October 2, 2020, Skeena and Barrick Gold Inc. (“Barrick”) amended the terms of the Initial Option agreement, allowing Skeena to exercise its option to acquire a full 100% interest in the Eskay Creek project.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	the issuance to Barrick of 5,625,000 units, with each unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of $10.80 each until October 2, 2022; and
•	the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	a contingent payment, payable if Skeena sells more than a 50% interest in Eskay during the 24 month period after closing, of $15,000,000

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition.

Skeena has varying NSR obligations on the various claims that make up Eskay. For a full list of NSR requirement refer to the Eskay Creek NI 43-101 Technical Report and Prefeasibility Study dated July 22, 2021.

RECENT PROGRESS

2021 Exploration Drilling

In January 2021, 5,000 metres of exploratory drilling was performed in select areas of the mine area targeting near surface mineralization. Analytical results for these drill holes were presented in the Company’s news release dated May 4, 2021.

2021 Resource Update - Eskay Creek Project

On April 7, 2021, the Company announced an updated Mineral Resource Estimate (“MRE”), for the Eskay Creek project. The updated MRE was derived from 7,583 historical surface and underground diamond drill holes totalling 651,332 metres, with an additional 751 surface diamond drill holes completed by Skeena between 2018-2021 totalling 104,740 metres. The effective date of the MRE was April 7, 2021 and an updated technical report was filed on the Company’s website and its SEDAR profile on May 21, 2021.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

Albino Waste Facility Drilling

The Albino Waste Facility represents the historical waste rock repository (covered by several metres of water) from previous high-grade mining operations at Eskay Creek. Waste rock was sourced from development areas in potentially mineralized footwall rocks during historic mining activities below the Contact Mudstone. The Company elected to perform an investigative drill program within the Albino Waste Facility to determine the resource potential of this historical waste dump. The program was initiated and completed in March 2021 from the frozen surface of the waste facility and analytical results for these drill holes were presented in the Company’s news release dated May 31, 2021. The owner of the subsurface rights is attempting to assert ownership over the waste materials. The Company believes the assertion to be without merit and intends to vigorously defend the Company’s rights over the former mine waste.

Additional 2021 Northern Expansion (“NEX”) Studies

Based upon tonnage, 12% of the updated open-pit constrained resources are categorized as Inferred resources. The Company is finalizing a limited surface-based drilling program to convert these pods of widely scattered mineralization into the Indicated and Measured categories. In the area of the Northern Pit Expansion, a program of geotechnical drilling and metallurgical sample collection is ongoing in an effort to upgrade resources to reserves.

2021 Prefeasibility Study - Eskay Creek Project

On July 22, 2021, the Company announced the results of a PFS completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek project (Tables 2 and 3). The PFS highlights include:

•	High-grade open-pit averaging 3.37 g/t Au, 94 g/t Ag (4.57 g/t AuEq) (diluted)

•	Proven and Probable Mineral Reserves of 3.88 Moz AuEq (26.4 Mt at 3.37 g/t Au and 94 g/t Ag).

•	After-tax NPV5% of C$1.4 billion, (US$1.1 billion) and 56% IRR at US$1,550/oz Au and US$22/oz Ag

•	After-tax payback period of 1.4 years

•	Pre-production capital expenditures (CAPEX) of C$488M (US$381M)

•	After-tax NPV:CAPEX Ratio of 2.9:1

•	Life of mine (“LOM”) average annual production of 249,000 oz Au, 7,222,000 oz Ag (352,000 oz AuEq) over a 9.8-year mine life

•	LOM all-in sustaining costs (“AISC”) of C$702/oz (US$548/oz) AuEq recovered

•	LOM cash costs of C$651/oz (US$509/oz) AuEq recovered

•	7,945 tonne per day (“tpd”) mill and flotation plant producing saleable concentrate

Based on the results of the PFS, an independent consultant specializing in greenhouse gas (“GHG”) emission calculations calculated the following for the Eskay Creek project:

•	LOM average greenhouse gas (“GHG”) emissions of 0.18 t CO2e/oz AuEq.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

Table 2: 2021 Eskay Creek PFS Project Parameters

Economic Assumptions
Gold Price (US$/oz)	$1,550
Silver Price (US$/oz)	$22
Exchange Rate (US$/C$)	0.78
Discount Rate	5.0%
Contained Metals
Contained Gold (koz)	2,866
Contained Silver ounces (koz)	80,197
Mining
Mine Life	9.8 years
Strip Ratio (Waste:Ore)	8:1
Total Material Mined (excl. rehandle) (kt)	238,030
Total Mineralized Material Mined (kt)	26,419
Processing
Processing Throughput	5,480 tpd (Yr 1) 7,945 tpd (Yr 2-4) 7,400 tpd (Yr 5 onward)
Average Diluted Gold Grade	3.37 g/t
Average Diluted Silver Grade	94 g/t
Average Diluted AuEq Grade	4.57 g/t
Production
Gold Recovery	84.2%
Silver Recovery	87.3%
LOM Gold Production (koz)	2,448
LOM Silver Production (koz)	70,902
LOM AuEq Production (koz)	3,455
LOM Avg. Annual Gold Production (koz)	249
LOM Avg. Annual Silver Production (koz)	7,222
LOM Avg. Annual AuEq Production (koz)	352
Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.58
Mining Cost (C$/t Milled)	$30.56
Processing Cost (C$/t Milled)	$18.22
G&A Cost (C$/t Milled)	$6.23
Total Operating Costs (C$/t Milled)	$55.01
Other Costs
Transport to Smelter (C$/wmt)	$146
Royalty (NSR %)	2.0%

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$84
LOM Cash Cost (US$/oz AuEq) co-product	$509
LOM AISC (US$/oz Au) net of silver by-product	$138
LOM AISC (US$/oz AuEq) co-product	$548
Capital Expenditures
Pre-production Capital Expenditures (C$M)	$488
Sustaining Capital Expenditures (C$M)	$47
Reclamation Cost (C$M)	$92
Economics
After-Tax NPV (5%) (C$M)	$1,399
After-Tax IRR	56%
After-Tax Payback Period (years)	1.4
After-Tax NPV / Initial Capex	2.9 x
Pre-Tax NPV (5%) (C$M)	$2,174
Pre-Tax IRR	68%
Pre-Tax Payback Period (years)	1.3
Pre-Tax NPV / Initial Capex	4.5 x
Average Annual After-tax Free Cash Flow (year 1-10) (C$M)	$265
LOM After-Tax Free Cash Flow (C$M)	$2,118

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (PFS)

	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,400	$1,550	$1,700	$1,950
Silver Price (US$/oz)	$20	$22	$24	$26
After-Tax NPV (5%) (C$M)	$1,162	$1,399	$1,635	$1,985
After-Tax IRR (%)	49%	56%	62%	70%
After-Tax Payback (Years)	1.6	1.4	1.2	1.1
After-Tax NPV/Initial Capex	2.4 x	2.9 x	3.4 x	4.1 x
Average Annual After-Tax Free Cash Flow (Years 1-10) (C$M)	$231	$265	$300	$352

Refer to the Company’s news release dated July 22, 2021 and Eskay Creek Project NI 43-101 Technical Report and Prefeasibility Study for further PFS details, including a full summary of the models and assumptions used in PFS. The PFS is derived from the Company’s pit-constrained resource estimate (April 7, 2021) and does not include results from the recently initiated and ongoing 2021 drill program.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

2021 Planned Regional Exploration Program

The Company has initiated a program to perform focused and expedited regional and near mine exploration during 2021 with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Pragmatic exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases is underway to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization.

Snip Property, British Columbia, Canada

Mineralization at Snip comprises a southwest-dipping shear-vein (the Twin zone) which produced in excess of 1 Moz gold. Snip is hosted by the Triassic Stuhini Group, here comprised of a complex stratigraphic sequence of massive feldspathic and lithic greywacke with interbeds of siltstone and mudstone (3% to 15% of the strata), and a less abundant matrix-supported volcanic conglomerate. Adjacent to Snip is the Red Bluff porphyry of early Jurassic age. This quartz-diorite to monzodiorite gold-copper bearing porphyry intrudes the folded Triassic greywacke sequence and is believed responsible for the structurally controlled mineralization at Snip.

The Snip property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1991 to 1999. The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t.

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick. The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Return royalty interest (“NSR”) retained by Barrick on the Snip property; or
•	subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included a private placement financing, an option to acquire a portion of the Snip Property, and the opportunity to have a representative on the Board of Directors, which has since been forfeited.

Under the property option agreement, Skeena granted Hochschild an option to earn 60% of Skeena’s interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild had three years to provide notice to Skeena that it wished to exercise the Option. Once notice had been provided, Hochschild would then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;
•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22.5 million, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

On October 14, 2021, Hochschild provided exercise notice to Skeena indicating it was initiating the Option Period. In order to earn 60% of Skeena’s interest, Hochschild will need to incur expenditures of approximately $100 million during the Option Period. Upon Hochschild’s successful completion of the earn-in, a joint venture would be established between the parties, and Skeena would be entitled to anti-dilution protection of up to $15 million.

EXPLORATION PROGRESS

On July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK Consulting (Canada) Inc. The underground mining shape constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 3). In the determination of reasonable prospects for economic extraction, the long hole stoping mining method is contemplated.

Table 4: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

Indicated Mineral Resources	Domain	Tonnes (000)	Contained Grade Au (g/t)	Contained Metal Au (000 oz)
	Main- V	165	12.8	68
	Main- S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	243
Inferred Mineral Resources
	Main- V	287	13.1	121
	Main- S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.2	402

A technical report underpinning the maiden underground mineral resource estimate for Snip was filed on the Company’s website and its SEDAR profile on September 3, 2020.

During the last quarter of 2020, a 5,000 m surface-based diamond drilling program was initiated on the Snip Property with the goal of expanding upon the resource base in the near mine environment. Drilling was completed in January 2021 and all results were presented in the Company’s news release dated April 27, 2021. The Company’s drilling has confirmed there remains exploration potential at Snip with the delineation of the 200 Footwall zone, a shear-vein positioned 200 m below Twin which has strong analogues to the Twin zone including the Biotite Spotted Unit, which - while unmineralized – the Unit’s presence ties the formation of the 200 Footwall zone to that of the Twin zone. In addition, there is stringer mineralization between the two shears which is worthy of continued exploration.

2021 Phase 3 Program

The 2021 drilling program at Snip is designed to convert Inferred resources from the Company’s 2020 MRE to higher confidence categories (Measured and Indicated) through surface and underground drilling. Dedicated geotechnical drilling is also being completed at the Project. See the Company’s news releases dated May 20, 2021, See the Company’s news release dated July 7, 2021, and August 4, 2021 for further details and assay results.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property. During the year-ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum Property covered one such place.

On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum Property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of this new nature conservancy.

Environmental, Social and Corporate Governance update

Environmental

Skeena is committed to minimizing negative environmental impacts of its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body, Eskay Creek is expected to have a much lower carbon footprint than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further. Similarly, the mineralization of past mine workings presents an opportunity to extract economic value through the cleanup and remediation of historical tailings and waste rock dumps.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values is the donation of the Spectrum property in order to create the nature conservancy further described near the end of the following section “Social – Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated environmental assessment and mine permits will be required. The Company has initiated the Environmental Assessment Process. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

Social

Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation. The Nation has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, environmental practices, and contracting and employment opportunities for projects in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity to Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established both a Communications Agreement and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tahltan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”) and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA. While the Tahltan Central Government is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,000 in 2019, pertaining to the Spectrum Property reducing the property’s carrying amount to the anticipated net recoverable amount of $Nil.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

Further to this announcement, the Company announced that it entered into an investment agreement with the TCG, pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the Tahltan Central Government were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares.

The Eskay site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (TSKLH). Skeena has engaged with TSKLH for information sharing about the Project and contracting and business opportunities related to our current activities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

The highway access to the Eskay site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government to explain the project development plans and request feedback. The highway access also crossed through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate those as the Company grows, Skeena established formal mission, vision, and values statements, which are available on Skeena’s website. During 2020 and 2021 the Company also approved and implemented a suite of comprehensive board level polices which are also available on Skeena’s website. A set of complementary operational level policies were developed for staff and contractors and are being implemented in order to support the board level policies.

On August 20, 2020, the Company received final approval from the TSX to list its shares on the TSX and on October 27, 2021, received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021. In planning for graduation from the TSX Venture Exchange to the TSX and ultimately the NYSE, Skeena continued strengthening its governance practices. A requirement of the TSX and NYSE is more robust certification from the CEO and CFO of their responsibilities for the design and maintenance of disclosure controls and procedures and Internal Controls over Financial Reporting (“ICFR”). During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for ICFR.

As part of the focus on ever-improving corporate governance, the Company has also engaged an independent corporate governance consultant to further assist with improving Skeena’s policies and procedures.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT TRANSACTIONS, including events subsequent to September 30, 2021

Financing Transactions

2021 Financing transactions are covered in the Discussion of Operations section.

Other Capital Transactions

On June 10, 2021, the Company completed a share consolidation of its common shares at a ratio of four pre-consolidation shares to one post-consolidation share. All of the figures in this MD&A relating to common shares are shown post-consolidation.

Option holders exercised 2,394,404 incentive stock options to purchase common shares throughout the nine-month period ended September 30, 2021. This resulted in gross proceeds to Skeena of $8,065,000.

DISCUSSION OF OPERATIONS

The Company completed the quarter with cash of $43,010,000 (December 31, 2020 - $37,821,000). Being in the exploration stage, the Company does not have revenue from operations, and relies on equity funding for its continuing financial liquidity.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 3,250,000 flow-through shares at a price of $4.62 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,247,000 were raised by the issuance of 4,200,084 flow-through shares at a weighted average price of $4.34 per flow-through share.

In relation to the financing that closed in two tranches on April 15 and March 31, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds	Amount
Exploration activities	$33,262	Exploration activities	$33,262

On May 1, 2020, the Company completed the asset purchase agreement to sell 100% of the Company’s interest in the GJ Copper-Gold Property to Newcrest Red Chris Mining Limited (“Newcrest”) in consideration for a cash payment of $7,500,000 and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

On June 17, 2020, the Company announced that it would recommence drilling on the Eskay Project following a brief suspension due to COVID-19 issues. Surface based drilling at Eskay Creek began in late June 2020 with two surface drill rigs. Incorporating the newly developed workflows associated with the Company’s vigorous Infection Prevention Strategy, additional drill rigs were carefully added to the program utilizing a staged approach. The drilling schedule culminated with seven rigs performing delineation and exploratory drilling across the project until December 2020. Initially, drilling focused on the completion of the Phase I program of infill on the 21A, 21B and 21C Zones (24,000 meters) paralleled by resource expansion drilling in the near-mine environment.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On September 3, 2020, the Company completed an Independent NI 43-101 Mineral Resource Estimate and Technical Report for the Snip gold project. A summary of the results is provided under the Recent Progress section above. The detailed technical report is available under Skeena’s profiles on SEDAR and EDGAR and on the Company’s website.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick and Skeena now owns 100% of the Eskay Creek gold-silver project. Further details are provided under the Acquisition from Barrick section above.

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 4,893,617 common shares at a price of $9.40 per common share.

In relation to the overnight marketed public offering that closed on November 17, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration and development activities	$46,000	Exploration and development activities	$35,936
		Exploration-related capital asset additions (buildings and field equipment)	$10,064
		Total	$46,000

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,000 were raised by the issuance of 607,143 flow-through shares at a price of $14 per flow-through share.

In relation to the financing that closed on December 22, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities	$8,500	Exploration activities	$8,500

On February 24, 2021, the Company announced a non-brokered private placement offering to raise gross proceeds of approximately $20,000,000 through the issuance of 1,111,111 flow-through shares, at a price of $18 per flow-through share. On March 8, 2021, the Company closed the first tranche of this non-brokered private placement, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18 per flow-through share. On March 31, 2021, the Company closed the second tranche of this non-brokered private placement, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18 per flow-through share. Finally, on April 12, 2021, the Company closed the final tranche of a non-brokered flow-through private placement, raising gross proceeds of $4,282,000 through the issuance of 237,902 common shares of the Company, at a price of $18. In total, the private placement announced on February 24, 2021, resulted in Skeena raising gross proceeds of $21,533,000 from the sale of 1,197,399 flow-through common shares at a price of $18 per share.

In relation to the financings mentioned above, where the final tranche closed on April 12, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities	$21,553	Exploration activities	$21,553

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On May 17, 2021, the Company closed an overnight marketed public offering whereby gross proceeds of $57,500,000 were raised by the issuance of 4,637,097 common shares at a price of $12.40 per common share.

In relation to the overnight marketed public offering that closed on May 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Category of expenses	Planned use of Proceeds	Actual Amount Spent
Exploration and development activities, engineering and feasibility studies, and general working capital and administration.	$57,500	Exploration and development activities	$39,500	$17,999
		Engineering and feasibility studies	$12,000	$3,263
		General working capital and administration	$6,000	$2,978
		Total	$57,500	$24,240

On August 27, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per flow-through share.

In relation to the financing that closed on August 27, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities (underground only)	$5,000	Exploration activities (underground only)	$1,250
		Commitment to spend on exploration activities	$3,750
		Total	$5,000

On September 17, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 common shares at a price of $20.21 per common share.

In relation to the financing that closed on September 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities	$7,000	Exploration activities	$1,000
		Commitment to spend on exploration activities	$6,000
		Total	$7,000

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Sep-21	30-Jun-21	31-Mar-21	31-Dec-20
Revenue (1)	-	-	-	-
Loss for the quarter	$(2) (28,919)	$(3) (25,984)	$(4) (29,912)	$(5) (36,231)
Loss per share	$(0.46)	$(0.46)	$(0.71)	$(0.86)

Quarter ended	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19
Revenue (1)	-	-	-	-
Loss for the quarter	$(6) (17,883)	$(7) (1,119)	$(8) (5,079)	$(9) (13,518)
Loss per share	$(0.42)	$(0.03)	$(0.17)	$(0.50)

(1)	this being an exploration stage company, there are no revenues from operations.
(2)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000
(3)	includes exploration expenditures of $23,616,000 and share-based payments of $6,708,000
(4)	includes exploration expenditures of $29,192,000 and share-based payments of $753,000
(5)	includes exploration expenditures of $38,691,000 and share-based payments of $1,728,000
(6)	includes exploration expenditures of $21,997,000 and share-based payments of $439,000
(7)	includes exploration expenditures of $4,949,000 and share-based payments of $599,000
(8)	includes exploration expenditures of $4,821,000 and share-based payments of $398,000
(9)	includes exploration expenditures of $6,268,000 and impairment of mineral property interests of $7,362,000

Loss for the quarter ended September 30, 2021

Losses of $28,919,000 in the three months ended September 30, 2021 (“Q321”) were greater than losses during the three months ended September 30, 2020 (“Q320”) of $17,883,000. The primary reasons for the increase in losses between Q321 and Q320 are an increase in exploration and evaluation expenditures to $24,291,000 in Q321 (Q320 - $21,997,000), an increase in share-based payments to $1,631,000 in Q321 (Q320 - $439,000), a decrease in flow-through share premium recovery in Q321 to $950,000 (Q320 - $3,869,000), and a loss on marketable securities in Q321 of $1,554,000 (Q320 - gain of $1,879,000).

Exploration and evaluation expenditures increased in total, due to the increased activity on the Company’s Eskay and Snip properties, as described in more detail in the following section. The flow-through share premium recovery was greater in Q320 than in Q321 due to a higher proportion of flow-through eligible expenses allocated toward claiming British Columbia Mineral Exploration Tax Credit (“BC METC”) in Q321. The flow-through share premium recovery is recorded when qualifying Canadian Exploration Expenditures (“CEE”) are made by Skeena and are passed on to investors via the flow-through mechanism, rather than Skeena claiming the refundable BC METC. Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

The issuance of flow-through shares in 2020 created a commitment by Skeena to incur $41,762,000 in qualifying CEE on or before December 31, 2021. As of September 30, 2021, this commitment has been fully satisfied. The issuance of flow-through shares to September 30, 2021, created a commitment by Skeena to incur $33,533,000 in qualifying CEE on or before December 31, 2022. As of September 30, 2021, $9,750,000 of this flow-through expenditure commitment is remaining.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation expenses for the quarter ended September 30, 2021 and 2020

Three months ended September 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$97	$17	$114
Fieldwork, camp support	4,833	1,350	6,183
Camp and Safety	640	154	794
Transportation and Logistics	1,529	318	1,847
Equipment Rental	1,009	129	1,138
Assays and analysis/storage	799	58	857
Community relations	21	-	21
Drilling	2,833	1,925	4,758
Environmental studies	1,364	95	1,459
Geology, geophysics, and geochemical	3,011	528	3,539
Fuel	448	270	718
Helicopter	1,078	1,733	2,811
Electrical	276	279	555
Metallurgy	196	-	196
Amortization	524	-	524
Accretion	28	-	28
Share based payments	691	384	1,075
BC METC Recovery & PST refund	(2,326)	-	(2,326)
Total for three months ended September 30, 2021	$17,051	$7,240	$24,291

Three months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$47	$10	$57
Fieldwork, camp support	2,489	62	2,551
Camp and Safety	196	10	206
Transportation and Logistics	1,744	338	2,082
Equipment Rental	2,759	261	3,020
Assays and analysis/storage	664	-	664
Community relations	27	-	27
Drilling	5,367	-	5,367
Environmental studies	1,027	299	1,326
Geology, geophysics, and geochemical	2,510	79	2,589
Fuel	737	32	769
Helicopter	2,591	166	2,757
Electrical	24	8	32
Metallurgy	178	-	178
Amortization	182	-	182
Accretion	32	-	32
Share based payments	148	10	158
Total for three months ended September 30, 2020	$20,722	$1,275	$21,997

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenditures increased across many categories during Q321 as compared to Q320, primarily due to the increased activity on the Snip property. The Company performed both regional and focused diamond drilling programs on the Snip property during Q321, compared to the more limited drilling programs during Q320.

Loss for the nine months ended September 30, 2021

Losses of $84,815,000 in the nine months ended September 30, 2021 (“9M-21”) were greater than losses during the nine months ended September 30, 2020 (“9M-20”) of $24,080,000. The primary reasons for the increase in losses between 9M-20 and 9M-21 are an increase in exploration and evaluation expenditures to $77,099,000 in 9M-21, (9M-20 - $31,767,000), an increase in share-based payments to $9,092,000 in 9M-21, (9M-20 - $1,436,000), an increase in wages to $1,726,000 in 9M-21, (9M-20- $872,000), an increase in professional fees to $1,277,000 in 9M-21 (9M-20 - $474,000), and an increase in consulting expenses to $2,165,000 in 9M-21 (9M-20 - $748,000). These expenditures were partially offset by an increase in flow-through share premium recovery in 9M-21 to $8,981,000 (9M-20- $5,430,000). There was also a decrease in the gain on sale of mineral property, registering $Nil in 9M-21 (9M-20 - $4,118,000). Overall, expenditures increased between 9M-20 and 9M-21 primarily as a result of the advancement of the Eskay Creek and Snip projects, and the resulting corporate and strategic growth.

Discussion of Exploration and Evaluation expenses for the nine months ended September 30, 2021 and 2020

Nine months ended September 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$345	$58	$403
Fieldwork, camp support	11,502	4,172	15,674
Camp and Safety	4,976	556	5,532
Transportation and Logistics	5,215	2,431	7,646
Equipment Rental	7,447	842	8,289
Assays and analysis/storage	3,179	756	3,935
Community relations	58	-	58
Drilling	5,575	6,235	11,810
Environmental studies	3,466	676	4,142
Geology, geophysics, and geochemical	7,901	1,556	9,457
Fuel	1,852	895	2,747
Helicopter	2,098	3,524	5,622
Electrical	776	587	1,363
Metallurgy	365	10	375
Amortization	1,171	-	1,171
Accretion	63	-	63
Share based payments	1,318	660	1,978
BC METC Recovery & PST refund	(3,166)	-	(3,166)
Total for nine months ended September 30, 2021	$54,141	$22,958	$77,099

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Nine months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$74	$56	$130
Fieldwork, camp support	3,214	298	3,512
Camp and Safety	1,018	12	1,030
Transportation and Logistics	2,604	438	3,042
Equipment Rental	3,973	341	4,314
Assays and analysis/storage	1,024	26	1,050
Community relations	85	13	98
Drilling	6,405	-	6,405
Environmental studies	2,069	464	2,533
Geology, geophysics, and geochemical	3,989	411	4,400
Fuel	906	55	961
Helicopter	2,850	227	3,077
Electrical	36	8	44
Metallurgy	250	-	250
Amortization	185	-	185
Accretion	34	-	34
Share based payments	659	-	702
Total for nine months ended September 30, 2020	$29,375	$2,392	$31,767

Exploration and evaluation expenditures increased across many categories for the 9M-21, as compared with 9M-20, mainly due to the increased activity on the Company’s Eskay and Snip properties. More specifically, in 9M-21 the Company maintained a significant focus on infill drilling to be included in the Eskay Creek MRE and PFS, in addition to exploration activity at Albino Lake, Snip, and a separate Eskay Creek regional exploration program. In 9M-20 exploration and drilling programs were significantly curtailed by the COVID-19 pandemic and restrictions, and thus resulting exploration and evaluation expenditures were minimal in comparison with 9M-21. Finally, exploration and evaluation expenditures increased as the Company advanced towards the completion of the pre-feasibility study during 9M-21.

Cash flows for the nine months ended September 30, 2021

The Company’s operating activities consumed net cash of $87,203,000 (9M-20 – $30,466,000) during 9M-21. This was primarily due to increased exploration spending in 9M-21, which increased the net loss for the period with minimal impacts of the “items not affecting cash.” In relation to financing activities, the Company raised net proceeds of $91,053,000 through share issuance activity during 9M-21, which was an increase over the total of $32,076,000 raised during 9M-20. In 9M-21 no warrants were exercised, whereas the Company received proceeds of $5,571,000 upon the exercise of warrants during 9M-20. In 9M-21 proceeds of $8,065,000 were received upon the exercise of options (9M-20 - $722,000), a significant increase, due to the Company’s share price appreciation over recent years. Additionally, in 9M-21 $5,000,000 was raised through the issuance of rights to obtain common shares, via an investment from the Tahltan Central Government. Cash consumed in investing activities grew during 9M-21. Capital asset additions and lease payments increased, both due primarily to finishing the construction and refurbishment of camp housing facilities as well as having signed leases for the use of camp housing facilities, as part of the Company’s COVID-19 strategy. There was a significant increase in the purchase of marketable securities during 9M-21 for $3,415,000 compared to $Nil during 9M-20 and sale of marketable securities generated cash of $1,256,000 during 9M-21, compared to $672,000 during 9M-20. Finally, there was a decrease in proceeds from sale of mineral property from $7,500,000 during 9M-20, to $Nil during 9M-21.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital1 of $30,134,000 as at September 30, 2021 (December 31,2020 – $19,282,000). Being in the exploration stage, the Company does not have revenues from operations, and relies on equity funding for its continuing financial liquidity.

While additional funds were raised during the current fiscal year and the Company believes that it will be able to secure additional financing in the future, management cautions that the Company’s ability to raise additional funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration and development plans. An inability to raise additional funds could have a material adverse effect on our financial condition and results of operations and could cast doubt on our ability to continue as a going concern.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•	Recoverable value of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

•	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of the condensed interim consolidated financial statements.

•	Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•	Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

1 Working capital, a non-GAAP-measure, is defined as current assets net of current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

•	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivables balances; however, the receivables balance included in financial instruments is immaterial to the Company. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the unaudited condensed interim consolidated financial statements for the period ended September 30, 2021.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods ended September 30, 2021 and 2020 is as follows:

	Nine months ended September 30,
	2021	2020
Director remuneration[1]	$176	$87
Officer & key management remuneration[1]	1,121	800
Share-based payments	$9,116	$1,462

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the condensed interim consolidated statement of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the 9M-21 and 9M-20. Related party share-based payments expenses in the table above are shown as a component of both administrative share-based compensation and of exploration expenditures. Total share-based payments expense for the period is comprised of $9,092,000 (9M20 - $1,436,000) of administrative share-based compensation as well as an additional $1,978,000 (9M20 - $702,000) included within exploration expenditures in the consolidated statement of loss and comprehensive loss.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Director remuneration totalling $176,000 (9M-20 - $87,000) for 9M-21, was paid to the group of independent Directors: Craig Parry, Borden Putnam, Suki Gill, and Greg Beard, in relation to director compensation. Officer and key management remuneration for 9M-21, totalled $1,121,000 (9M-20 - $800,000) and was paid to the Officers and key management of the Company in relation to salaries. This group includes Walter Coles, CEO; Stikine Partners LLC for the services of Walter Coles; Andrew MacRitchie, Chief Financial Officer; Shane Williams, Chief Operating Officer; and Paul Geddes, Vice President, Exploration & Resource Development. The fair value of options attributable to the vesting of incentive stock options over 9M-21 was $2,154,000 (9M-20 - $575,000) to directors and $6,961,000 (9M-20 - $887,000) to officers and key management.

Recoveries

During the period ended September 30, 2021, the Company recovered $13,000 (9M-20 - $95,000) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2021 is $Nil (December 31, 2020 - $ 351,000) due to an officer, in relation to officer compensation.

Receivables

Included in receivables as at September 30, 2021 is $22,000 (December 31, 2020 - $4,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and ICFR, as defined in National Instrument 52 - 109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. These controls are meant to provide reasonable assurance that information that requires disclosure by the Company is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.  No changes were made to the Company’s ICFR in the three and nine month periods ended September 30, 2021, which have materially affected, or are reasonably likely to materially affect, ICFR.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form and MD&A for year ended December 31, 2020.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The base case Pre-Feasibility study contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party. This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena does not currently have an agreement to interconnect with this third party, and such an agreement would be necessary; therefore, there is a risk that Skeena Resources and the third party will not be able to come to such an agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Environmental laws and regulation could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

COVID 19 and Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Vice-President of Exploration and Resource Development, and a "Qualified Person" as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results.  All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd., and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the condensed interim consolidated financial statements of the Company.

The Company has previously had operations in other countries and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements during the nine-month period ended September 30, 2021.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTRACTUAL OBLIGATIONS

At September 30, 2021, the Company had the following contractual obligations outstanding:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Commitment to spend on exploration (1)	9,750	-	9,750	-	-
Lease obligations	1,591	608	758	225	-
Reclamation and mine closure (2)	5,136	22	113	43	4,958
Other long-term obligations	800	800	-	-	-
Total	$17,277	$1,430	$10,621	$268	$4,958

(1)	Commitment to spend exploration represents commitments to spend on qualifying Canadian Exploration Expenses (“CEE”) as defined in Canadian Income Tax Act. The Registrant issued flow-through common shares in August and September 2021, and thus the Registrant is required to spend the proceeds on CEE prior to December 31, 2022.
(2)	Reclamation and mine closure amounts represent the Registrant’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021:

Common Shares:
Shares outstanding at September 30, 2021	63,245,672
Issuance of common shares on November 5, 2021	621,119
Shares outstanding at November 10, 2021	63,866,791

Stock Options:
Options outstanding at September 30, 2021	5,322,557
Options granted	23,900
Options outstanding at November 10, 2021	5,346,457

Warrants:
Warrants outstanding at September 30, 2021 and November 10, 2021	2,812,500

Investment rights:
Tahltan investment rights outstanding at September 30, 2021 and November 10, 2021	199,643

Shares reserved but unissued under the long-term incentive plan:
Long-term incentive shares reserved at September 30, 2021	48,079
Long-term incentive shares reserved subsequent to September 30, 2021	8,000
Long-term incentive shares reserved at November 10, 2021	56,079

OTHER INFORMATION

List of Directors and Officers

Directors:	Officers:

Craig Parry (Chair), Vancouver, BC, Canada

Walter Coles, Jr., San Juan, PR, USA

Suki Gill, Vancouver, BC, Canada

Randy Reichert, Toronto, ON, Canada

Greg Beard, New York, NY, USA

Company solicitors:

McCarthy Tétrault LLP

Walter Coles, Jr., President & CEO

Andrew MacRitchie, Chief Financial Officer

Shane Williams, Chief Operating Officer

Paul Geddes, P. Geo., VP Exploration & Resource Development

Justin Himmelright, VP Sustainability

Robert Kiesman, Corporate Secretary

Auditors:

Grant Thornton LLP